SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electromed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

285409 108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. 285409 108	Page 2 of 4 Pages

1		names of reporting persons
Robert D. Hansen
2	check the appropriate box if a member of a group (see instructions)*	(a) ☐
(b) ☐

3		sec use only

4		citizenship or place of organization
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power
592,355 (1)
	6	shared voting power
0
	7	sole dispositive power
592,355 (1)
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
592,355 (1)
10	check if the aggregate amount in row (9) excludes certain shares (see instructions)	☐

11		percent of class represented by amount in row (9)
7.6% (2)
12		type of reporting person (see instructions)
IN

(1)	Includes 21,000 shares which may be purchased upon exercise of warrants exercisable within 60 days of the date hereof, 152,415 shares pledged as collateral under a secured promissory note, and 100,000 shares pledged pursuant to a lending arrangement.

(2)	The percentage is based upon 8,101,085 shares of common stock outstanding as of November 8, 2011, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2011, and 21,000 shares of common stock that may be acquired by the Reporting Person upon the exercise of warrants exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1(a)	Name of Issuer:

Electromed, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Sixth Avenue NW
New Prague, MN 56071

Item 2(a)	Name of Person Filing:

Robert D. Hansen

Item 2(b)	Address of Principal Business Office or, if None, Residence:

18260 E. Sioux Vista Drive
Jordan, MN 55352

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

285409 108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 3 of 5 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

See Cover Page, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

/s/ Robert D. Hansen
Robert D. Hansen

Page 5 of 5 Pages